Exhibit 99.5

PWM Capital to offer Titan TickAnalyst Behavioral Research to Canadian Institutional Investors

Atlanta, GA (June 28, 2011) -- Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF), a leading provider of automated behavioral research and trading strategies, has announced a reseller agreement with PWM Capital, an independent Canadian full service investment dealer.

A member of the Investment Industry Regulatory Organization of Canada (IIROC), and the Canadian Investor Protection Fund (CIPF), PWM Capital is a leader in wealth management, trading strategy and execution and a financial intermediary in the Quebec Immigrant Investor Program. PWM has relationships with world class financial service providers. This ensures clients receive the best independent advice and leading edge products and services available in the market.

“We are extremely excited to be able to offer Titan’s products to our institutional clients,” said Troy Russell, VP Trading at PWM. “We strive to provide our clients with cutting edge, world-class trading products and services. This strategic partnership with Titan will continue to enable us to meet that goal.”

“We are pleased to have PWM selling Titan’s TickAnalyst and Behavioral Research Dashboards out to hedge funds across Canada,” commented John Coulter, CEO of Titan. “Titan is dedicated to providing expensive and hard to obtain data, research and trading strategies to firms who want the same alpha generation ideas typically only available to multi-billion dollar hedge funds. Independence and neutrality are vital to our operations and PWM shares those same values in servicing their customers.”

TickAnalyst provides automated trade recommendations made available via 14 trading models that have been shown to be effective analytical tools in all market conditions, including counter-trend and mean reversion models for volatile sideways markets and trending models for directional trending markets. The software is a product of years of research and development and incorporates Titan's suite of proprietary mathematical pattern recognition algorithms that factor in dozens of human emotional elements, ranging from euphoria to panic. Titan’s Behavioral Research Dashboards aggregate social and behavioral data with quantitative price data into a compelling and understandable digital user interface. Titan’s research content is a convergence of important and critical technical, social and behavioral data related to a sector, theme, or stock. By creating a smarter narrative with both a qualitative and a quantitative element, a Web 2.0 approach to independent research is achieved.

About Titan Trading Analytics Inc.: www.titantrading.com
Titan Trading Analytics Inc. is a premier provider of behavioral trading research. Trade signals are distributed via a powerful financial analysis and electronic trading software platform which captures and analyzes real-time market tick data and social media sentiment and identifies trade opportunities based on matching real-time and historical patterns, identified by Titan’s Trade Recommendation Engine™ (TRE). Titan’s flagship product, TickAnalyst™, delivers trading signals to proprietary trading firms and hedge funds via a cutting edge browser-based interface. Titan’s internally developed products and services are at the forefront of the high growth global investment management and automated trading industry.

Forward-Looking Statements
The statements in this news release relating to matters that are not current or historical facts are forward-looking statements. Such forward-looking statements are based on current plans, estimates and expectations. Forward-looking statements are based on known and unknown risks, assumptions, uncertainties and other factors. Actual results, performance, or achievements may differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. Titan undertakes no obligation to publicly update or revise any forward-looking statement.

Contacts
Titan: Audra Tiner, Articulate Communications Inc., atiner@articulatecomms.com, 212-255-0080 ext. 34
PWM Capital: Troy Russell, Vice President, Trading, trussell@pwm.ca 416-258-9198

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